4310284

FILED
SECRETARY OF STATE
STATE OF CALIFORNIA

AUG 21 2019

ARTICLES OF INCORPORATION

OF

ORBITAL ASSEMBLY CORPORATION

The undersigned subscriber to these Articles of Incorporation is a natural person competent to contract and hereby form a Corporation for profit under the General Corporation Law of California.

ARTICLE 1 - NAME

The name of the Corporation is ORBITAL ASSEMBLY CORPORATION (hereinafter, "Corporation").

ARTICLE 2 - PURPOSE OF CORPORATION

The Purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE 3 - PRINCIPAL OFFICE

The address of the principal office of this Corporation is ~~8700 19th Street, Suite 321, Alta Loma, California 91701~~ and the mailing address is the same.   Amended 11/4/21 see attached

ARTICLE 4 - INITIAL AGENT FOR SERVICE OF PROCESS

The name of this Corporation's initial agent for service of process is Spiegel & Utrera, P.A., which will do business in California as Spiegel & Utrera, P.C.



SPIEGEL & UTRERA, P.C.

L A W Y E R S

www.amerilawyer®.com
8939 SOUTH SEPULVEDA BOULEVARD, SUITE 400, LOS ANGELES, CALIFORNIA 90045
(310) 258-9700 - FACSIMILE (310) 258-9400

ARTICLE 5 - CORPORATE CAPITALIZATION

5.1   This Corporation is authorized to issue only one class of shares, which shall be designated "common" shares. The total number of such shares authorized to be issued is ~~100,000,000~~ shares. The par value is $0.0001 per share.

Amended 11/4/21 see attached

5.2   All shares of common stock shall be identical with each other in every respect and the holders of common shares shall be entitled to have unlimited voting rights on all shares and be entitled to one vote for each share on all matters on which Shareholders have the right to vote.

5.3   All holders of shares of common stock, upon the dissolution of the Corporation, shall be entitled to receive the net assets of the Corporation.

5.4   No holder of shares of stock of any class shall have any preemptive right to subscribe to or purchase any additional shares of any class, or any bonds or convertible securities of any nature; provided, however, that the Board of Director(s) may, in authorizing the issuance of shares of stock of any class, confer any right of first refusal that the Board of Director(s) may deem advisable in connection with such issuance.

5.5   The Board of Director(s) of the Corporation may authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board of Director(s) may deem advisable, subject to such restrictions or limitations, if any, as may be set forth in the Bylaws of the Corporation.

ARTICLE 6 - TERM OF EXISTENCE

This Corporation shall have perpetual existence.

ARTICLE 7 - REGISTERED OWNER(S)

The Corporation, to the extent permitted by law, shall be entitled to treat the person in whose name any share or right is registered on the books of the Corporation as the owner thereto, for all purposes, and except as may be agreed in writing by the Corporation, the Corporation shall not be bound to recognize any equitable or other claim to, or interest in, such share or right on the part of any other person, whether or not the Corporation shall have notice thereof.



SPIEGEL & UTRERA, P.C.
L A W Y E R S

www.amerilawyer®.com
8939 SOUTH SEPULVEDA BOULEVARD, SUITE 400, LOS ANGELES, CALIFORNIA 90045
(310) 258-9700 - FACSIMILE (310) 258-9400

ARTICLE 8 - BYLAWS

Except as provided in Section 212 of the California Corporations Code, the Board of Director(s) of the Corporation shall have power, without the assent or vote of the shareholders, to make, alter, amend or repeal the Bylaws of the Corporation, but the affirmative vote of a number of Directors equal to a majority of the number who would constitute a full Board of Director(s) at the time of such action shall be necessary for taking such action.

ARTICLE 9 - EFFECTIVE DATE

These Articles of Incorporation shall be effective immediately upon approval of the Secretary of State, State of California.

ARTICLE 10 - AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, or in any amendment hereto, or to add any provision to these Articles of Incorporation or to any amendment hereto, in any manner now or hereafter prescribed or permitted by the provisions of any applicable statute of the State of California, and all rights conferred upon Shareholders in these Articles of Incorporation or any amendment hereto are granted subject to this reservation.



SPIEGEL & UTRERA, P.C.
L A W Y E R S

www.amerilawyer®.com
8939 SOUTH SEPULVEDA BOULEVARD, SUITE 400, LOS ANGELES, CALIFORNIA 90045
(310) 258-9700 - FACSIMILE (310) 258-9400

I declare that I am the person who executed the above instrument, and that this instrument is my act and deed on this __8-21-19__.



Elsie Sanchez, Incorporator

 SPIEGEL & UTRERA, P.C.

L A W Y E R S



Certificate of Amendment
of Articles of Incorporation

The undersigned certify that:

1. They are the president and the secretary, respectively, of Orbital Assembly Corporation, a California corporation, with California Entity Number C4310284.

2. Article 3 of the Articles of Incorporation of this corporation is amended to read as follows:

    The address of the principal office of this Corporation is 6532 Lonetree Blvd. Suite 102, Rocklin, California, 95765 and the mailing address is the same.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 20,175,786. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: ___11/4/2021_____

Rhonda Stevenson
_____
Rhonda Stevenson, President

_____
James Wolff, Secretary



**Certificate of Amendment
of Articles of Incorporation**

The undersigned certify that:

1. They are the president and the secretary, respectively, of Orbital Assembly Corporation, a California corporation, with California Entity Number C4310284.

2. Article 5 of the Articles of Incorporation of this corporation is amended to read as follows:

    5.1   This corporation is authorized to issue only one class of shares, which shall be designated "common" shares. The total number of such shares authorized to be issued is 106,000,000 shares. The par value is $0.0001 per share.

    Sections 5.2 and 5.5 will be retained without modification.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 20,175,786. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: 11/4/2021

Rhonda Stevenson
Rhonda Stevenson, President

James Wolff, Secretary